Filed by Immunex Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12
                                       of the Securities Exchange Act of 1934

                                       Subject Company: Immunex Corporation
                                              Commission File No. 333-81832

The following is a Press Release issued by Immunex Corporation in connection with the acquisition of Immunex Corporation by Amgen Inc. pursuant to an Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of December 16, 2001, by and among Amgen Inc., AMS Acquisition Inc. and Immunex Corporation. The Merger Agreement is on file with the Securities Exchange Commission as an exhibit to the definitive joint proxy statement/prospectus filed by Immunex and Amgen on March 22, 2002, and is incorporated by reference into this filing.


FOR IMMEDIATE RELEASE               CONTACT: Josh Schroeter (media)
Monday, April 29, 2002                       206.389.4335
                                             John Calhoun (investors)
                                             206.389.4361


                  Immunex Announces Settlement Of Certain
               Litigations Relating To Merger With Amgen Inc.

SEATTLE, WA - Immunex Corporation (Nasdaq: IMNX) announced today the settlement, which is subject to court approval among other things, of three lawsuits against Immunex and certain of its directors and officers relating to the proposed acquisition of Immunex by Amgen Inc.: (i) a suit filed by David Osher, on behalf of a class of Immunex shareholders, against Immunex, all members of the Immunex board of directors, Wyeth and Amgen; (ii) a suit filed by Adele Brody, on behalf of a class of Immunex shareholders, against Immunex, Wyeth, all members of the Immunex board of directors and the marital community of each named individual; and (iii) a suit filed by Edwin Weiner, on behalf of a class of Immunex shareholders, against Immunex, against Immunex, Wyeth, all members of the Immunex board of directors and the marital community of each named individual.

In connection with the settlement, (i) Immunex and Amgen agreed to reduce the termination fee payable by Immunex or Amgen under certain circumstances set forth in the Amended and Restated Agreement and Plan of Merger among Immunex, Amgen and a wholly-owned subsidiary of Amgen by $20 million, (ii) Immunex obtained an updated opinion from Merrill Lynch, Pierce, Fenner & Smith Incorporated regarding the fairness of the merger consideration from a financial point of view to be received by Immunex shareholders, and (iii) Immunex agreed to provide certain additional disclosures regarding the merger in a Current Report on Form 8-K, which is being filed with the Securities and Exchange Commission today.

On December 17, 2001, Immunex agreed to be acquired by Amgen. The acquisition will merge Immunex, one of the fastest growing biotechnology companies in the industry, with Amgen, the largest biotechnology company. Pending required shareholder approval for both companies, and approval by regulatory authorities, the transaction is expected to be completed as early as June 2002. Shareholder meetings for both companies are scheduled to occur on May 16, 2002.

Immunex Corporation is a leading biopharmaceutical company dedicated to improving lives through immune system science innovations.

Note: Except for the historical information contained herein, this news release contains forward-looking statements that involve substantial risks and uncertainties. Among the factors that could cause actual results or timelines to differ materially are risks associated with research and clinical development, regulatory approvals, our supply capabilities and reliance on third-party manufacturers, product commercialization, competition, litigation and other risk factors listed from time to time in reports filed by Immunex with the Securities and Exchange Commission, including but not limited to risks described under the caption "Important Factors That May Affect Our Business, Our Results of Operation and Our Stock Price" within our most recently filed Form 10-K. The forward-looking statements contained in this news release represent our judgment as of the date of this release. Immunex undertakes no obligation to publicly update any forward-looking statements. An electronic version of this news release-as well as additional information about Immunex of interest to investors, customer, future employees and patients-is available on the Immunex home page at www.immunex.com.

Where You can find Additional Information about the Merger
In connection with the proposed acquisition, Immunex and Amgen filed with the SEC on March 22, 2002 a definitive joint proxy statement/prospectus that contains important information about the merger. Investors and security holders of Immunex and Amgen are urged to read the definitive joint proxy statement/prospectus filed with the SEC on March 22, 2002 and any other relevant materials filed by Immunex or Amgen because they contain, or will contain, important information about Immunex, Amgen and the acquisition. The definitive joint proxy statement/prospectus filed with the SEC on March 22, 2002, other relevant materials and any other documents filed, or to be filed, by Immunex or Amgen with the SEC, may be obtained free of charge at the SEC's Web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Immunex by contacting Immunex Corporation, 51 University Street, Seattle, WA 98101, Attn: Investor Relations. Investors and security holders may obtain free copies of the documents filed with the SEC by Amgen by directing a request to Amgen Inc., One Amgen Center Drive, Thousand Oaks, CA 91320, Attn: Investor Relations. Investors and security holders are urged to read the definitive joint proxy statement/prospectus filed with the SEC on March 22, 2002 and any other relevant materials filed by Immunex or Amgen before making any voting or investment decision with respect to the Acquisition.

Immunex, Amgen and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Immunex and Amgen in favor of the merger. Information about the executive officers and directors of Immunex and their ownership of Immunex common stock, and information about the executive officers and directors of Amgen and their ownership of Amgen common stock is set forth in the joint proxy statement/prospectus for Immunex's special meeting of stockholders in to be held in connection with the merger and Amgen's special meeting of stockholders to be held in connection with the merger, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Immunex, Amgen and their respective executive officers and directors in the merger by reading the joint proxy/statement prospectus regarding the acquisition.